Mitsubishi Corporation
2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

June 30, 2006
Our ref. No. PI 074

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation Receives Amended Assessment Relating to Transactions With Energy Business Group Subsidiary and Affiliate in Australia**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

Translation of report filed with the Tokyo Stock Exchange on June 30, 2006

Mitsubishi Corporation Receives Amended Assessment Relating to Transactions With Energy Business Group Subsidiary and Affiliate in Australia

Mitsubishi Corporation (MC) today received an amended assessment from the Tokyo Regional Taxation Bureau for the fiscal year ended March 2000 based on transfer pricing taxation regulations concerning transactions between MC and a subsidiary and an affiliate of MC's Energy Business Group in Australia. MC previously recorded provisions for assessment tax of 23.4 billion yen for the period of six years that ended in March 2005 in expectation of receiving amended assessments from the bureau for these transactions based on transfer pricing taxation regulations. MC estimates the income taxes based on the amended assessment received today at approximately 2.2 billion yen.

According to the Tokyo Regional Taxation Bureau, the issue of assessments has been deferred, except for the fiscal year ended March 31, 2000 which would be time barred, in consideration of the fact that the National Tax Agency of Japan will exchange information with the Australian Taxation Office based on the tax treaty between Japan and Australia. At present the bureau has given no indication that it will change its original policy of assessing all six fiscal years. The bureau plans to issue assessments for the remaining five fiscal years based on the statute of limitations for each year, if this process of exchanging information between the Japanese and Australian tax authorities becomes protracted. Accordingly, there is no effect on MC's consolidated earnings for the fiscal year ended March 31, 2006.

MC disagrees with the bureau's tax assessment and is determined to respond appropriately, after reviewing the details of the assessment received today.

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